September 15, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:

Pacman Media Inc

Registration Statement on Form S-1 Filed July 14, 2015

File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of August 10, 2015.  Each numbered paragraph below responds to the comment having the same number in the August 10, 2015, comment letter.

General

1.

We note your response to prior comment 2. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to Securities Act Release No. 7856 and footnote 41 and revise your document to remove any hyperlinks or advise.

In response to the Staff’s comment, the Company has revised the filing throughout to remove all the hyperlinks.

Summary

Summary Financial Information, page 8

2.

Please revise to present the financial information in this section as of April 30, 2015.

The Company revised this section to present the financial information in this section as of July 31, 2015.

The Offering

Summary, page 5

3.

We note your revised disclosure in response to prior comment 6. Please revise to describe proceeds to your company net of your offering expenses and clarify that the net amount is the maximum amount if all of the shares are sold.

In response to the Staff’s request, the Company has revised this section accordingly.

Risk Factor, page 8

4.

We note that Mr. Evans is employed as a social media consultant for twenty hours per week. Please add a risk factor addressing the potential conflicts of interest that may arise from other business activities conducted by Mr. Evans.

In response to the Staff’s comment, the Company addressed the issue of possible conflict of interest by adding a risk factor to the Risk Factor section.

5.

You indicate at the top of the table on page 20 that the amounts indicated represent “net proceeds” when it appears they represent gross proceeds given that they include the $8,000 cost associated with the offering, i.e., legal and professional fees. Please revise or advise.

In response to the Staff’s request, the Company revised the language within the table to address the comment.  Plan of Distribution, page 43

6.

We note your revisions in response to prior comment 13, your removal of the reference to Israel and your revised, unqualified statement that you plan to sell shares “outside of the United States.” Please revise further to provide specific information about the country or countries in which you intend to sell shares. If you still intend to sell shares in Israel, please reinsert this information in the plan of distribution and include appropriate disclosure, including risk factor disclosure, regarding the uncertainty of distribution referenced in your response. In addition, revise your statement that your “director and management” will sell the shares to clarify, if true, that solely Mr. Evans will sell the shares.

In response to the Staff’s comment, the Company has revised its plan of distribution section.

Description of Business, page 47

7.

We reissue prior comment 14. In response to our prior comment requesting that you expand your business description, you added a single sentence indicating that you plan to specialize in providing apps to be used by “professionals in the film and television creative industries as well as those aspiring to join their ranks such as film and media students.” Please provide an adequately detailed discussion of the specific functions of your proposed mobile apps, why you believe those functions would appeal to the film and media industries, and what experience or expertise you have or expect to obtain that would facilitate your entrance into this field.

 In response to the Staff’s comment, the Company has expanded its business description to provide additional discussion on requested points.

8.

Please expand your business section to include a discussion of the country or countries in which you plan to operate and any material factors likely to impact your business operations such as government regulations, political and economic stability and any other material challenges and risks.   In response to the comment of the Staff, the Company expanded its business section to include the countries in which it plans to operate and state material factors likely to impact its business operations.

Security Ownership of Certain Beneficial Owners and Management, page 55

9.

Please revise to provide the security ownership of certain beneficial owners and management as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Company revised its statement to present security ownership as of July 31, 2015.  Financial Statements

10.

Revise your financial statements to include a Statement of Operations and a Statement of Cash Flows for the period September 25, 2013 (Inception) to October 31, 2013 in lieu of these statements for the year ended October 31, 2013. In this regard, we note that you were not in operation for the full year. Please also ensure the periods covered in the Report of Independent Registered Public Accountant correspond to all of the required periods included in the financial statements, including the period from September 25, 2013 (Inception) to October 31, 2014.

In response to request of the Staff, financial statements now include a Statement of Operations and a Statement of Cash Flows for the period September 25, 2013 to October 31, 2013 instead of statements for the year ended October 31, 2013. We made sure that the periods covered in the Report of Independent Registered Public Accountant correspond to all of the required periods included in the financial statements, including the period from September 25, 2013 (Inception) to October 31, 2014.

 Exhibits  Exhibit 23.1

11.

Please have your independent registered public accountant update the date of its consent relating to its audit report prior to effectiveness of the registration statement. In addition, have your independent registered public accountant revise the wording of its acknowledgment letter relating to its review report to conform to the requirements of Item 601(b)(15) of Regulation S-K.

In response to the Staff’s comment, the Company wishes to inform the Staff that our independent registered accountant responded by stating that the requirements of Reg S-K has to do with the content of the information presented and he doesn’t see anywhere that additional information is required. The date on the letter has been updated to the most recent.  Exhibit 99

12.

We note that by executing a subscription agreement an investor will attest that he or she has read the prospectus. Please revise the subscription agreement to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

The Company has revised the subscription agreement to delete the language, which indicates that the subscriber has read the prospectus.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dave Evans  David Mark Evans, Director

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